COLUMBUS MCKINNON CORPORATION

                         844,515 SHARES OF COMMON STOCK

These shares may be offered and sold from time to time by the security holders of the Company identified in this Prospectus. See "Selling Stockholders". The selling security holders acquired all of the shares in connection with a merger transaction among Columbus McKinnon Corporation, GL of Delaware, Inc., G.L. International Inc., Larco Industrial Services Ltd. and the selling security holders pursuant to an Agreement and Plan of Merger dated as of February 16, 1999. The selling security holders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares.

On July 19, 1999, Columbus McKinnon Corporation had 14,741,112 shares of its Common Stock issued and outstanding. Our Common Stock trades on the NASDAQ Stock Market under the symbol "CMCO". On July 19, 1999, the closing price for the Common Stock on the NASDAQ Stock Market was $24 7/16 per share.

Beginning on page 4, we have listed several "RISK FACTORS" which you should consider. You should read the entire prospectus carefully before you make your investment decision.

The Securities and Exchange Commission and state regulatory authorities have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this Prospectus is August 9, 1999

                                TABLE OF CONTENTS


                                                                          PAGE
Where You Can Find More Information......................                   3

Documents Incorporated by Reference......................                   3

Forward-Looking Information..............................                   4

About the Company........................................                   4

Risk Factors.............................................                   4

Use of Proceeds..........................................                   6

Selling Stockholders.....................................                   6

Plan of Distribution.....................................                   6

Legal Matters............................................                   7

Experts..................................................                   7

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling security holders are offering to sell, and seeking offers to buy, shares of Columbus McKinnon Corporation Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

In  this  prospectus,   the  "Company,"  the  "Registrant,"  "Columbus  McKinnon
Corporation" "we," "us," and "our" refer to Columbus McKinnon Corporation.


                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain information regarding issuers (including Columbus McKinnon Corporation) may be found.

This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-83489). The registration statement contains more information than this prospectus regarding Columbus McKinnon Corporation and its Common Stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its internet site.


                       DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.

             SEC Filing
             (FILE NO.)                            PERIOD/FILING DATE
             ---------                             ------------------

      Annual Report on Form 10-K               Year ended March 31, 1999
      Current Report on Form 8-K               Filed on May 18, 1999
      Current Report on Form 8-K               Filed on May 26, 1999
      Registration Statement on Form 8-A       Filed on January 24, 1996 and
        describing the common stock,            February 22, 1996, respectively
        as amended by Amendment
        No. 1 on Form 8-A/A

You may request a copy of these documents, at no cost, by writing to:

                           Columbus McKinnon Corporation
                           140 John James Audubon Parkway
                           Amherst, New York  14228-1197
                           Attention:  Lois H. Demler, Corporate Secretary
                           Telephone:  (716) 689-5400

                           FORWARD-LOOKING INFORMATION

Statements made in this prospectus or in the documents incorporated by reference herein that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A number of risks and uncertainties, including those discussed under the caption "Risk Factors" below and the documents incorporated by reference herein could affect such forward-looking statements and could cause actual results to differ materially from the statements made.


                                ABOUT THE COMPANY

The Company is a broad-line designer, manufacturer and supplier of sophisticated material handling products and integrated material handling solutions that are widely distributed to industrial and consumer markets worldwide. The Company's material handling products are sold, domestically and internationally, principally to third party distributors in commercial and consumer distribution channels and, to a lesser extent, directly to manufacturers and other end-users. The Company's integrated material handling solutions businesses primarily deal with end-users. For the year ended March 31, 1999, the Company generated net sales and income from operations of approximately $735.4 million and approximately $85.1 million, respectively. Comprehensive information on Columbus McKinnon is available on our Web site at http:/www.cmworks.com.


                                  RISK FACTORS

You should consider carefully the following risk factors, along with the other information contained or incorporated by reference in this prospectus, in deciding whether to invest in our securities. These factors, among others, may cause actual results, events or performance to differ materially from those expressed in any forward-looking statements we make in this prospectus.

WE FACE SIGNIFICANT COMPETITION

The markets in which we compete are highly competitive. We compete with a number of different manufacturers, both domestically and abroad, with respect to each of our products and services. Some of our competitors have greater financial and other resources than we do. Our ability to compete depends on factors both within and outside our control, including:

-        the timing and success of our newly developed products

-        the timing and success of newly developed products by our competitors

-        product availability, performance and price

-        product brand recognition

-        distribution and customer support

These factors could possibly limit our ability to compete successfully.

WE ARE SUBJECT TO GENERAL ECONOMIC RISKS

Our business is affected by the state of both the U.S. and worldwide economies in general, and by the varying cyclicality of the industries in which our products are used. Any future downturn in the U.S. and/or worldwide economy could have an adverse effect on our business, financial condition and results of operations.

OUR INABILITY TO COMPLETE OR INTEGRATE FUTURE ACQUISITIONS EFFECTIVELY COULD AFFECT OUR FUTURE GROWTH

Historically, we have grown through a combination of internal growth and acquisitions. Although we intend to pursue the acquisition of additional businesses, we can't be certain that we will be able to locate or acquire other suitable acquisition candidates on acceptable terms or that any business we may acquire in the future will be effectively and profitably operated and integrated into the Company. In addition, the acquisition, operation and integration of an acquired business may involve a number of other risks, including an increase in our indebtedness, the diversion of our management's attention and the retention of and training of key personnel. We also intend to enhance our international presence through strategic acquisitions and alliances. International expansion may involve additional risks including those described in "--Our International Operations Subject Us To Additional Risks."

OUR INTERNATIONAL OPERATIONS SUBJECT US TO ADDITIONAL RISKS

We have operations and assets located outside of the United States, primarily in Canada, Mexico, Germany, Denmark, France, the United Kingdom and China. In addition, we import a portion of our hoist product line from China, and sell our products to distributors located in approximately 50 countries. International operations are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, risk of governmental expropriation, political risks and risks of increases in taxes. Also, some foreign jurisdictions have laws limiting the right and ability of entities organized or operating therein to pay dividends or remit earnings to affiliated companies unless specified conditions are met.

VOLATILITY OF RAW MATERIAL PRICES COULD AFFECT OUR PROFITABILITY

The principal raw material used by us in our chain and forging operations is steel. The steel industry as a whole is cyclical, and steel prices can be volatile due to numerous factors beyond our control. This volatility can significantly affect our raw material costs. Our ability to pass any steel price increases on to our customers will be determined by competitive conditions.

WORK STOPPAGES COULD AFFECT OUR OPERATIONS

At March 31, 1999, we had approximately 4,350 employees. Of these employees, approximately 1,580 are represented under 12 separate collective bargaining agreements which expire at various times between September 1999 and April 2003. A collective bargaining agreement covering approximately 105 employees at our Duff-Norton division facility expires on September 26, 1999. We can not be certain that negotiations to extend such agreement will be successfully concluded without a work stoppage. During the past five years, the only interruption or curtailment of our business due to labor disputes was a five-day work stoppage at that same Duff-Norton division facility in Charlotte, North Carolina in fiscal 1997, prior to its acquisition by the Company. We can't be certain that we will not experience further significant work stoppages in the future or that our relations with our employees will continue to be good.

WE ARE SUBJECT TO VARIOUS ENVIRONMENTAL LAWS AND REGULATIONS

Like many manufacturing companies, we are subject to various federal, state and local environmental laws, including, but not limited to, those governing air emissions, water discharges, and the storage, handling, disposal and remediation of petroleum and hazardous substances. We have in the past and will likely in the future incur expenditures in order to ensure compliance with such environmental laws. Due to the possibility of unanticipated factual or regulatory developments, the amount and timing of future environmental expenditures could vary substantially from those currently anticipated. Moreover, certain of our facilities have been in operation for many years and, over such time, we and other predecessor operators of such facilities have generated and disposed of wastes which are or may be considered hazardous. Accordingly, although we have undertaken considerable efforts to comply with applicable environmental laws, it is possible that environmental requirements or facts not currently known will require unanticipated efforts and expenditures which cannot be currently quantified.

LOSS OF KEY PERSONNEL COULD IMPAIR OUR BUSINESS

Our success is dependent upon the management and leadership skills of Timothy T. Tevens, the Company's President and Chief Executive Officer, Robert L. Montgomery, Jr., the Company's Executive Vice President, and other members of our senior management team. We do not have employment agreements with any of our management employees. The loss of any of these individuals or an inability to attract and retain additional personnel could adversely affect our business, financial condition and results of operations.

YEAR 2000 RISKS COULD DISRUPT OUR OPERATIONS

We have implemented a Year 2000 date conversion program to ensure that our computer systems and applications will function properly beyond 1999. We believe that we have allocated adequate resources for this purpose and expect our Year 2000 date conversion program to be successfully completed on a timely basis. However, we cannot be certain that this will be the case. We do not expect to incur significant expenditures to address this issue. The ability of third parties with whom we transact business to adequately address their Year 2000 issues is outside of our control. The failure of such third parties to adequately address their respective Year 2000 issues could have an adverse effect on our business, financial condition and results of operations.


                                 USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.


                              SELLING STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock by the Selling Stockholders as of June 30, 1999 and as adjusted to reflect the sale by Selling Stockholders of shares offered by this Prospectus.


                           Common Stock                       Common Stock
                        Beneficially Owned                 Beneficially Owned
                         PRIOR TO OFFERING                   AFTER OFFERING
                                              Common Stock
  HOLDER                 NUMBER    PERCENT     TO BE SOLD    NUMBER    PERCENT
  ------                 ------    -------     ----------    ------    -------
GL Partners, L.P.       415,314     2.82 %     415,314         -0-       -0-
Andrew Everett          115,588       *        115,588         -0-       -0-
Larry DiStefano         264,783     1.80%      264,783         -0-       -0-
Dominic DiStefano        19,532       *         19,532         -0-       -0-
Stephen DiStefano        19,532       *         19,532         -0-       -0-
Cesare Cagnin             9,766       *          9,766         -0-       -0-
                      ---------               ---------
                        844,515                 844,515

--------------------------
* less than 1%

                              PLAN OF DISTRIBUTION

The Company is registering the shares on behalf of the Selling Stockholders. As used herein, "Selling Stockholders" includes donees and pledgees selling shares received from a Selling Stockholder after the date of this Prospectus. All or a portion of the shares of Common Stock offered hereby by the Selling Stockholders may be delivered and/or sold in transactions from time to time on the over-the-counter market at prices prevailing at the time, at prices related to such prevailing prices or at negotiated prices and/or may also be used to cover any short positions previously established. The Selling Stockholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders. The Selling Stockholders and any broker-dealers that participate in the distribution may under certain circumstances be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. The Selling
Stockholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, the Company has agreed to indemnify the Selling Stockholders with respect to the shares offered hereby against certain liabilities, including, without limitation, certain liabilities under the Securities Act, and each Selling Stockholder, severally and not jointly, has agreed to indemnify the Company against certain liabilities, including, without limitation, certain liabilities under the Securities Act.

Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Stockholders.

Each Selling Stockholder will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by such Selling Stockholder. The shares offered hereby are being registered pursuant to contractual obligations of the Company, and the Company has paid the expenses of the preparation of this Prospectus. The Company has not made any underwriting arrangements with respect to the sale of the shares offered hereby.


                                  LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for the Company by Lippes, Silverstein, Mathias & Wexler LLP, Buffalo, New York, counsel to the Company in connection with the offering.


                                     EXPERTS

The consolidated financial statements of Columbus McKinnon Corporation appearing in our Annual Report on Form 10-K at March 31, 1999 and 1998 and for each of the three years ended March 31, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated by reference herein which, as to the year ended March 31, 1998, is based in part on the report of Deloitte & Touche LLP, independent auditors. The consolidated financial statements referred to above are incorporated by reference in reliance upon such reports, given on their authority of such firms as experts in accounting and auditing.